Filed pursuant to Rule 433 | Registration Statement Nos. 333-162193 and
333-162193-01

RBS US Large Cap Trendpilot(TM) ETN (TRND)
RBS Exchange Traded Notes
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RBS ETN Details
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Issuer           The Royal Bank of Scotland N.V.
Guarantor        RBS Holdings N.V.
Ticker           TRND
Intraday         TRND.IV
Indicative
Value Ticker
CUSIP            78009L308
ISIN             US78009L3087
Primary          NYSE Arca
Exchange
Maturity         12/7/2040
Index            RBS US Large Cap Trendpilot(TM)
                 Index (USD) (Bloomberg symbol:
                 "TPLCUT [Index]"), which tracks
                 the Benchmark Index or the Cash
                 Rate depending on the relative
                 performance of the Benchmark
                 Index on a simple historical mov-
                 ing average basis
Benchmark        SandP 500([R]) Total Return Index
Index            (Bloomberg symbol: "SPTR Index")
Cash Rate        Yield on a hypothetical no-
                 tional investment in 3-month U.S.
                 Treasury bills (Bloomberg page: "USB3MTA Index")
Annual Investor  When the Index is tracking the
Fee (accrued on  Benchmark Index:
a daily basis)   1.00% per annum
                 When the Index is tracking the Cash Rate: 0.50% per annum
Repurchase at    You may offer your RBS ETNs
your option      to RBS NV for repurchase on
                 any business day on or prior to  11/29/2040,  provided that you offer a minimum of 40,000  RBS ETNs for any  single  repurchase and follow the procedures de- scribed in the pricing supplement
Early redemption We may redeem all of
at our option    the RBS ETNs at our discretion at
                 any time on or prior to 12/5/2040
Daily Redemption Upon early repurchase or redemption or at maturity, you will
Value            receive a cash payment equal to the daily redemption value per
                 RBS ETN. The daily redemption value on the relevant valuation date will be published on www. rbs.com/etnUS/TRND*
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* Information  contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

The RBS US Large  Cap  Trendpilot(TM)  Exchange  Traded  Notes  (RBS  ETNs)  are
unsecured and unsubordinated obligations of The Royal Bank of Scotland N.V. (RBS
NV), and are fully and  unconditionally  guaranteed  by RBS Holdings  N.V.  (RBS
Holdings).

RBS ETNs track the RBS US Large Cap Trendpilot(TM) Index (USD) (the "Index").
The Index utilizes a systematic trend-following strategy to provide exposure to either the SandP 500([R]) Total Return Index (the "Benchmark Index") or the
yield on a hypothetical notional investment in 3-month U.S. Treasury bills (the
"Cash Rate"). The Index is designed to provide exposure to the Benchmark Index in positive trending markets and exposure to the Cash Rate in negative trending markets using an objective and transparent methodology.

RBS US LARGE CAP TRENDPILOT(TM) INDEX METHODOLOGY
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If  the  closing  level  of  the  SPTR  Index  is at  or  above  its  historical
200-business day simple moving average for five consecutive business days

               A positive trend is established:
               The Index will track the Benchmark Index

If the closing level of the SPTR Index is below its historical  200-business day simple moving average for five consecutive business days

               A negative trend is established:
               The Index will track the Cash Rate

If neither of the above two conditions is satisfied, the trend of the Index will be the same as the trend of the Index on the immediately preceding business day.
The Index will implement any trend reversal at the open of trading on the second business  day  immediately  following  the business day on which the Index trend switches from positive to negative or from negative to positive, as the case may
be.

INDEX COMPARISON (10/31/00-10/29/10)
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Source:  Bloomberg.  The Index was only  created on  11/16/2010.  All Index data prior to 11/16/2010  are based on  retrospective  calculations.  The graph above illustrates  the  retrospectively  calculated  performance  of  the  Index  from
10/31/00 to 10/29/10 in comparison  with  historical  levels of the SandP 500([R])
Total Return Index and the historical  200-business day simple moving average of the SandP 500([R]) Total Return Index over the same periods.

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS                          page 1 of 2

INDEX PERFORMANCE (RETROSPECTIVELY CALCULATED FOR ALL TIME PERIODS): You should be aware that because the Index was only created on November 16, 2010, no actual
Index information existed before then. All Index information that is presented below was retrospectively calculated as if the Index had been in existence during those periods. All SandP 500([R]) Total Return Index and SandP 500([R])
Index data are based on historical performance. The retrospectively calculated and historical index performance should not be taken as any indication of future performance of the Index or the RBS ETNs. The performance information below also does not include the RBS ETN investor fee or any transaction costs or expenses.

COMPARISON OF ANNUAL RETURNS
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Source: Bloomberg. The graph above illustrates the retrospectively calculated annual return of the Index and the historical annual return of the SandP 500([R])
Total Return Index for each calendar year from 2001--2009 and from
1/1/10--10/29/10 for 2010.

COMPARISON OF CUMULATIVE 10-YEAR ANNUALIZED RETURNS
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Source:  Bloomberg.  10-Year Annualized Returns in the graph above is derived by taking the  cumulative  return of the Index and the SandP  500([R])  Total  Return
Index,  as applicable,  over  10-calendar  year periods (from 12/31 of the tenth year  prior  and  ending  on  12/31  of the  year  presented),  divided  by ten.
Information   for  2010  is  based  on  a  ten-year   cumulative   return   from
10/31/01--10/29/10, divided by ten. Please be aware that the Index did not exist and an  investment  in the  Index  was not  possible  during  the  time  periods presented above.  Further, we may redeem the RBS ETNs at any time at our option.
If we do so,  you may not be able to own any  investment  in the RBS ETNs or the
Index over any minimum time period.

RISK TO RETURN (10/31/00-10/29/10)
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Source: Bloomberg. Average Annual Return in the graph above is derived by taking the sum of the annual return over ten 12-month periods (from Oct. to
Oct. year-to-year, from 10/31/00--10/29/10), divided by ten. Average Annualized
Volatility refers to the sum of the annualized volatility over ten 12-month periods (from Oct. to Oct. year-to-year, from 10/31/00--10/29/10), divided by ten.

INDEX RETURNS (AS OF 10/29/10)
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                         1-YEAR     3-YEAR       5-YEAR       10-YEAR
                         RETURN     RETURN %     RETURN %     RETURN %
                           %      ANNUALIZED   ANNUALIZED   ANNUALIZED
RBS US Large Cap           4.84       2.79        7.11         6.60
Trendpilot(TM) Index
SandP 500([R]) Total      16.52      -6.49        1.73        -0.02
Return Index
SandP 500([R]) Index      14.19      -8.59       -0.40        -1.87

STANDARD DEVIATION* AND MAXIMUM DRAWDOWN** (AS OF 10/29/10)
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                       5 YEAR MAXIMUM       5 YEAR STANDARD
                         DRAWDOWN %       DEVIATION ANNUALIZED %
RBS US Large Cap          -17.27                 9.78
Trendpilot(TM) Index
SandP 500([R]) Total      -55.25                18.14
Return Index
SandP 500([R]) Index      -56.78                18.19

Source: Bloomberg
*Standard  Deviation is a measure of the volatility of an asset, and illustrates the extent of variation  (whether  higher or lower) that exists from the average of a given set of results. A low standard  deviation  indicates that the results tend to be very close to the  average  result (a low degree of  volatility).  In contrast,  a high standard  deviation  indicates that the results are spread out over a large range of outcomes (a high degree of volatility).
**Maximum drawdown measures the decrease in the value of an asset from its historical highest value in a given period to its lowest value in that period.
Maximum drawdown expresses that decrease as a percentage.
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CERTAIN RISK  CONSIDERATIONS:  The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your  investment.  The  level of the  Index  must  increase  by an amount sufficient  to offset the aggregate  investor fee  applicable to the RBS ETNs in order for you to receive at least the principal  amount of your  investment back at maturity or upon early  repurchase or redemption.  The Index may underperform the  Benchmark  Index,  and is expected to perform  poorly in volatile  markets.
Liquidity of the market for RBS ETNs may vary over time. The RBS ETNs do not pay interest.  Any  payment  on the RBS ETNs is subject to ability of RBS NV, as the issuer, and RBS Holdings, as the guarantor,  to pay their respective obligations when they become due.  You should  carefully  consider  whether the RBS ETNs are suited to your particular  circumstances  before you decide to purchase them. We urge you to  consult  with your  investment,  legal,  accounting,  tax and other advisors with respect to any  investment  in the RBS ETNs.

The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland N.V. (RBS NV) and RBS Holdings
N.V. (RBS Holdings) have filed a registration statement (including a prospectus)
with the U.S.  Securities and Exchange  Commission (SEC) for the offering of RBS
ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that  registration  statement and other  documents that have been filed with the SEC for more complete information about RBS NV and
RBS Holdings, and the offering. You may get these documents for free by visiting
EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS NV, RBS Holdings,
RBS Securities Inc. (RBSSI) or any dealer participating in the relevant offering will arrange to send you the prospectus and the pricing  supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

RBS US Large Cap Trendpilot(TM) Index (USD) (Index) is the property of The Royal
Bank of Scotland plc, which has contracted with Standard and Poor's Financial
Services LLC (SandP) to maintain and calculate the Index. The SandP 500([R])
Index is the exclusive property of SandP and has been licensed for use by RBSSI and its affiliates in connection with the Index. SandP shall have no liability for any errors or omissions in calculating the Index. "Standard and
Poor's([R])," "SandP([R])" and "SandP 500([R])" are registered trademarks of
SandP. "Calculated by SandP Custom Indices" and its related stylized mark are service marks of SandP and have been licensed for use by RBSSI and its affiliates. The RBS ETNs are not sponsored, endorsed, sold or promoted by SandP or its affiliates, and neither SandP nor its affiliates make any representation regarding the advisability of investing in the RBS ETNs.

Copyright[C] 2010 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and an affiliate of
RBS NV.

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Dated December 7, 2010

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS                          page 2 of 2